Exhibit 5.1

Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com

January 10, 2013

CorpBanca

Rosario Norte 660

Las Condes

Santiago, Chile

Ladies and Gentlemen,

We have acted as special U.S. counsel to CorpBanca, a sociedad anónima organized under the laws of the Republic of Chile (the “Bank”) in connection with the preparation and filing of the preliminary prospectus supplement relating to the issuance and sale by the Bank of US$800 million aggregate principal amount of 3.125% senior notes due 2018 (the “Notes”) dated January 3, 2013 with the Securities and Exchange Commission (the “Commission”) together with the base prospectus supplement dated April 14, 2011 (the “Base Prospectus” and collectively, the “Preliminary Prospectus”), and the final prospectus supplement relating to the Notes dated January 11, 2013 together with the Base Prospectus (the “Final Prospectus” and together with the Preliminary Prospectus, the “Prospectus”).

In rendering the opinions expressed below, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, documents, agreements and certificates and other documents, and examined such questions of law, as we have considered necessary or appropriate for the purposes of this opinion letter.

In our examination, we have assumed the authenticity of the same, the correctness of the information contained therein, the genuineness of all signatures, the authority of all persons entering and maintaining records or executing documents, agreements and certificates (other than persons executing documents, agreements and certificates on behalf of the Bank), and the conformity to authentic originals of all items submitted to us as copies (whether certified, conformed, photostatic or by other electronic means) of records, documents, agreements or certificates. In rendering our opinions, we have relied as to factual matters upon certificates of public officials and certificates and representations of officers of the Bank.

Upon the basis of such examination and subject to the foregoing and the limitations, qualifications, exceptions and assumptions set forth herein, we advise you that, in our opinion when the Prospectus relating to the Notes is effective under the Securities Act, including any documents incorporated by reference therein or prospectus supplements, and not terminated or rescinded by the Commission, when the indenture relating to the Notes (the “Indenture”) has been duly authorized, executed and delivered and qualified under the Trust Indenture Act of 1939, as amended, when the terms of the Notes and of their issuance and sale have been duly established in conformity with the Indenture so as not to violate any applicable law or result in a default under or breach of any agreement or instrument binding upon the Bank and so as to comply with any requirement or restriction imposed by any court or governmental body having jurisdiction over the Bank, and when the Notes have been duly authorized, executed and authenticated in accordance with the Indenture, duly delivered by or on behalf of the Bank against payment therefor, and issued and sold as contemplated in the Prospectus and by such corporate action, the Notes will constitute valid and legally binding obligations of the Bank.

Our opinions are subject to: (i) the effect of bankruptcy, insolvency, reorganization, preference, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights and remedies of creditors; (ii) the effect of general principles of equity, whether considered in a proceeding in equity or at law (including the possible unavailability of specific performance or injunctive relief), concepts of materiality, reasonableness, good faith and fair dealing, and the discretion of the court before which a proceeding is brought; and (iii) the invalidity under certain circumstances under law or court decisions of provisions providing for the indemnification of or contribution to a party with respect to a liability where such indemnification or contribution is contrary to public policy. We express no opinion as to (a) any provision for liquidated damages, default interest, late charges, monetary penalties, make-whole premiums or other economic remedies to the extent such provisions are deemed to constitute a penalty, (b) consents to, or restrictions upon, governing law, jurisdiction, venue, arbitration, remedies or judicial relief, (c) any provision requiring the payment of attorneys’ fees, where such payment is contrary to law or public policy, (d) any provision permitting, upon acceleration of the Notes, collection of that portion of the stated principal amount thereof which might be determined to constitute unearned interest thereon, (e) any provision to the extent it requires that a claim with respect to a security denominated in other than U.S. dollars (or a judgment in respect of such a claim) be converted into U.S. dollars at a rate of exchange at a particular date, to the extent applicable law otherwise provides, (f) advance waivers of claims, defenses, rights granted by law, or notice, opportunity for hearing, evidentiary requirements, statutes of limitation, trial by jury or at law, or other procedural rights, (g) waivers of broadly or vaguely stated rights, (h) provisions for exclusivity, election or cumulation of rights or remedies, (h) provisions authorizing or validating conclusive or discretionary determinations, (i) grants of setoff rights, (j) proxies, powers and trusts, (k) provisions prohibiting, restricting, or requiring consent to assignment or transfer of any right or property, and (l) the severability, if invalid, of provisions to the foregoing effect.

The opinions expressed herein are limited to the federal laws of the United States of America and the laws of the State of New York. Our opinions are rendered only with respect to such laws, and the rules, regulations and orders under such laws that are currently in effect. We express no opinion with respect to the applicability of the laws of the State of New York, or the effect thereon, of the laws of any other jurisdiction, or as to any matters of municipal law or the laws of any local agencies within any state. In rendering the foregoing opinion, we have relied, with your permission and consent, without independent investigation, upon the opinion letter, dated January 10, 2013 of Barros y Errázuriz Abogados (the “Barros Opinion Letter”), with respect to all matters of Chilean law, and our opinions are subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in the Barros Opinion Letter.

This opinion letter is being furnished to you in accordance with the requirements of Item 601(b)(5) of Regulation S-K of the Securities Act, and no opinion is expressed herein as to any matter other than as to the legality of the Notes. This opinion letter is for your benefit in connection with the Prospectus and may be relied upon by you and by persons entitled to rely upon it pursuant to the applicable provisions of the Securities Act.

We hereby consent to the filing of this opinion as an exhibit to the Current Report to be incorporated by reference in the Bank’s Registration Statement on Form F-3 (File No. 333-173509) as Exhibit 5.1 thereto, and to the use of our name under the caption “Legal matters” in the Preliminary Prospectus and the Final Prospectus. In giving such consent we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

/s/ Dechert LLP

Dechert LLP